LETTER OF COMMITMENT

          TO:    Mezzanine Finance Fund, LLC, a
                 Florida limited liability company
                 ("MezzFin") and Cruise Cam International,
                 Inc., a Florida company
                 ("Cruise Cam Florida")
                 3551 S.W. Corporate Parkway
                 Palm City, FL  34990

         FROM:   G.R.P., Inc., a Georgia corporation
                 ("GRP Georgia")
                 1075 Rankin, Troy, MI  48083

         RE:     PROPOSED MERGER OF GRP GEORGIA INTO CRUISE CAM
                 FLORIDA/SHARE EXCHANGE

       DATE:     April 12, 2004


  Subject to all of the terms and conditions set forth in this Letter of Commitment ("LC"), including satisfaction of all conditions precedent set forth in this LC, (i) GRP Georgia agrees to merge with Cruise Cam Florida; since GRP Georgia has two wholly owned subsidiaries, Commandeer, LLC and CruiseCam, LLC, each a Michigan limited liability company (the "GRP Subsidiaries"), if the form of the Transaction is a merger, after the merger is completed, Cruise Cam Florida will own the two Subsidiaries, or (ii) the shareholders of GRP Georgia will transfer all of the issued and outstanding shares of GRP Georgia to Cruise Cam Florida upon the terms set forth in this LC; as with a merger, if the form of the Transaction is a share exchange, after the share exchange is completed, Cruise Cam Florida will own all of the stock of GRP Georgia and GRP Georgia will continue to own the two Subsidiaries. The transaction which is consummated, if a transaction closes, will be referred to as the "Transaction". The conditions precedent to closing a Transaction are as follows:

    1. At the Transaction Closing (as defined below) (if it occurs), MezzFin must cause not less than One Million Dollars ($1,000,000) (without reduction for any fees, expenses or other costs of any kind, whether of MezzFin or otherwise) ("Minimum Closing Cash") to be contributed to the capital of, or loaned to, Cruise Cam Florida, in a form satisfactory to GRP Georgia or the requisite vote of the GRP Georgia shareholders necessary to effectuate the Transaction (the "Requisite Vote") (in each case, in its or their sole discretion).

    2. At the Transaction Closing, the Minimum Closing Cash must be deposited into an account of Cruise Cam Florida, in immediately available funds (the "Closing Account"). The signatories on the Closing Account (and those authorized to withdraw funds from, or effectuate transactions with respect to, the Closing Account) must be satisfactory to GRP Georgia or Requisite Vote.

    3.   The Transaction Closing must occur on or before May 28, 2004.

    4.   The following must occur in order for a Transaction to close:
         (a) GRP Georgia or the Requisite Vote, as the case may be, must be satisfied, in their sole discretion, with their due diligence investigation of Cruise Cam Florida and MezzFin, (b) entry into definitive transaction documents, which transaction documents receive, in all regards, the approval of GRP Georgia or the Requisite Vote (in either case, in their sole discretion) ("Transaction Documents"),
         (c) confirmation of the status of all authorized, issued and outstanding shares of common stock and preferred stock of Cruise Cam Florida as of today and immediately after the Transaction Closing and the status of the director positions of Cruise Cam Florida; MezzFin represent and warrant that the current authorized, issued and outstanding shares of Cruise Cam Florida are as set forth on the top portion of the Share Distribution Schedule attached as Schedule "A" to this LC (the "Share Distribution Schedule"),
         (d) compliance by Cruise Cam Florida and MezzFin with all SEC, NASD and other governmental body rules and regulations as of the Transaction Closing (and after the Transaction Closing, as contemplated by the Transaction Documents), (e) no material adverse conditions existing with respect to Cruise Cam Florida (f) receipt of an opinion of counsel for Cruise Cam Florida in form and substance acceptable to GRP Georgia or the Requisite Vote, (g) satisfaction of GRP Georgia or the Requisite Vote to such other and further due diligence matters, covenants and conditions as they deem necessary and appropriate, in their sole discretion.

    5. At such time if any, as the conditions contained in Paragraph numbers 1-4, inclusive, are met, the parties will enter into the Transaction Documents and the transactions contemplated thereby will close (the "Transaction Closing").

    6. In the event that the conditions set forth above are not met for any reason, in the sole discretion of GRP Georgia or the Requisite Vote, then this LC will be null and void without any further obligation on the part of any party hereto.

    7. This LC supercedes in all respects the Letter of Commitment dated March 10, 2004 given by GRP Georgia in favor of Strategic Alliance Group, Inc. and MezzFin (the "March
         10 LC"). The March 10 LC is hereby terminated and shall no longer be valid or effective for any purpose whatsoever. Further, Section 3 of the Financial Consulting Agreement among GRP Georgia, the GRP Subsidiaries and MezzFin dated March 2, 2004 is deleted in its entirety, as all compensation to be earned by MezzFin in connection with the Transactions, and all expense reimbursements is covered exclusively by this LC.

                    TERMS OF TRANSACTION

    1. If the conditions set forth above are satisfied and Transaction Documents are executed, the Transaction will occur at the Transaction Closing.

    2. At the Transaction Closing, if the Transaction Closing occurs, in addition to the 4,125,168 shares of Cruise Cam Florida common stock currently issued and outstanding, the
         (i) consideration to be received by the GRP Georgia shareholders in connection with a Transaction, if it occurs, will be receipt of authorized but unissued shares of Cruise Cam Florida common stock equal to 35,000,000 common shares, less the shares issued or to be issued at the Transaction Closing as specified in this Paragraph 2 or on the Share Distribution Schedule (but in no case less than 75% of the total issued and outstanding stock of Cruise
         Cam Florida immediately after the Transaction Closing;
         or no less than 26,250,000 common shares), (ii) the total consideration to be received by MezzFin or assigns as compensation for its services in connection with raising the Minimum Closing Cash and for all other services rendered to or on behalf of GRP Georgia and the GRP Subsidiaries shall be receipt of authorized but unissued shares of Cruise Cam Florida common stock in accordance with the bottom portion of the Share Distribution Schedule (being 3% of the total issued and outstanding stock of Cruise Cam Florida immediately after the Transaction Closing), (iii) MezzFin shall receive 500,000 authorized but unissued shares of Cruise Cam Florida common stock to be used by MezzFin to pay all fees and costs agreed to in the Transaction Documents in accordance with the bottom portion of the Share Distribution Schedule, (iv) up to 3,074,832 of the authorized but unissued shares of Cruise
         Cam Florida common stock may be issued (or remain available upon conversion) to those who contribute capital to, or loans to, Cruise Cam Florida ("Investors"), in a form satisfactory to GRP Georgia or the Requisite Vote
         (with this maximum of 3,074,832 shares of Cruise Cam
         Florida common stock being the sole number of shares available for all financing (including the Minimum Closing
         Cash), it being up to MezzFin to determine how much of this pool of shares to offer/make available in connection with the raising of the Minimum Closing Cash), and (v) the total issued and outstanding shares of common stock of Cruise Cam Florida immediately after the Transaction Closing must be 35,000,000 shares of common stock and zero shares of preferred stock. See the Share Distribution Schedule for further details.

    3. To the extent that Cruise Cam Florida, in its sole discretion, further engages MezzFin, in documents executed by David Scott Watkins as the CEO of Cruise
         Cam Florida after the Transaction Closing, MezzFin may continue its best efforts to raise up to an additional
         Two Million Dollars ($2,000,000) or more from investors (without reduction for any fees, expenses or other costs of any kind, whether of MezzFin or otherwise) ("Post-Closing Cash") to be contributed to the capital of, or loaned to, Cruise Cam Florida, in a form satisfactory to David Scott Watkins as CEO of Cruise Cam Florida after the Transaction Closing, for which MezzFin would receive as consideration for its services restricted stock of Cruise Cam Florida under SEC rule 144 at the pro-rata rate of one half percent (1/2%) of the outstanding shares of Cruise Cam Florida's common stock for the proportion of each portion each additional One Million Dollars ($1,000,000) of Post-Closing Cash.

  G.R.P., Inc.:                       Mezzanine Finance Fund, LLC:
  Commandeer, LLC
  CruiseCam, LLC                      By:  /s/ Floyd D. Wilkenson
                                            Floyd D. Wilkenson
                                            Sr. Director
  By: /s/ Scott Watkins
         Scott Watkins
         President/Director          Cruise Cam International, Inc.:

                                     By: /s/  Floyd D. Wilkenson
                                     Its: Authorized Sole Director